Exhibit 99.1

Arco acquires online test prep provider Me Salva!

Arco adds to its portfolio a B2C digital solution that serves public and private sector students, expanding its addressable market to a supplemental vertical with favorable growth prospects

São Paulo, Brazil, March 10, 2021 – Arco Platform Limited, or Arco (Nasdaq: ARCE), today announced that it has acquired Me Salva!, an online educational solution that prepares students to be admitted to the best universities in Brazil.

“We are excited to add Me Salva! to our portfolio and with the opportunities ahead on test prep and tutoring. This acquisition enables Arco to start providing a high quality solution at affordable prices to students that attend public schools, a segment that historically faces a large opportunity gap to the private sector in Brazil. Additionally, we are thrilled that such an inspiring founder has decided to be part of our company. Together with a highly talented, entrepreneurial team, Miguel has created from scratch a disruptive solution that offers engaging content, empowers students and improves their chances of being admitted to the best universities in the country”, said Ari de Sá Neto, CEO and founder of Arco.

Me Salva! was founded in 2011 by Miguel Andorffy with the mission of helping students to improve their ENEM scores and to be admitted to the best universities in the country. The online solution offers recorded and live video classes, comprehensive exercises, essay writing tools, assessment tests, 1-on-1 tutoring and personalized study plans. Over 900 thousand students have used Me Salva! in 2020, and the company has grown its revenues by 36% per year between 2016 and 2020.

“Me Salva!’s team and I are thrilled to be joining Arco. We have helped thousands of students to access higher education and believe that, with this partnership, we will be able to scale our solution and help many more students to achieve their dreams”, said Miguel Andorffy, CEO and founder of Me Salva!

This transaction expands Arco’s supplemental solutions portfolio to test prep and tutoring, a vertical with an estimated addressable market of R$5 billion and favorable growth prospects. The deal rationale relies on accelerating Me Salva!’s growth by leveraging Arco’s resources, and strengthening Arco’s B2B2C winning factors with new digital capabilities.

Additional information regarding this transaction can be found on Arco’s website at https://investor.arcoplatform.com/events-presentations/presentations/.

About Arco Platform Limited (Nasdaq: ARCE)

Arco has empowered hundreds of thousands of students to rewrite their futures through education. Our data-driven learning methodology, proprietary adaptable curriculum, interactive hybrid content, and high-quality pedagogical services allow students to personalize their learning experience while enabling schools to thrive.

Forward-Looking Statements

This press release contains forward-looking statements as pertains to Arco Platform Limited (the “Company”) within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, the Company’s expectations or predictions of future financial or business performance conditions. The achievement or success of the matters covered by statements herein involves substantial known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, the Company’s results could differ materially from the results expressed or implied by the statements we make. You should not rely upon forward-looking statements as predictions of future events. Forward looking statements are made on the basis of the Company’s current expectations and projections relating to its financial conditions, result of operations, plans, objectives, future performance and business, and these statements are not guarantees of future performance.

Statements which herein address activities, events, conditions or developments that the Company expects, believes or anticipates will or may occur in the future are forward -looking statements. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “evaluate,” “expect,” “explore,” “forecast,” “guidance,” “intend,” “likely,” “may,” “might,” “outlook,” “plan,” “potential,” “predict,” “probable,” “project,” “seek,” “should,” “view,” or “will,” or the negative thereof or other variations thereon or comparable terminology. Moreover, all statements in this press release, whether forward looking or of historical fact, are based on the limited information available to the Company during the due diligence process of Me Salva! and its business operations (the “Me Salva! Business”) prior to the signing of the acquisition agreement discussed herein. This limited access to information may have impaired the Company’s ability to conduct a full and comprehensive assessment of the Me Salva! Business, thus leading to risks and uncertainties. Reasons for this uncertainty include, but are not limited to, the following: (i) the analysis was conducted on the basis of pro forma, unaudited and adjusted financial statements of the Me Salva! Business; (ii) the accounting parameters and criteria adopted by the Me Salva! Business are different from the ones adopted by the Company. In addition, the forward-looking statements regarding the Me Salva! Business include risks and uncertainties related to statements about competition for the combined business; risks relating to the Company’s ability to attract, upsell and retain customers of the Me Salva! Business; and general market, political, economic, and business conditions in Brazil or abroad.

Forward-looking statements represent the Company management’s beliefs and assumptions only as of the date such statements are made, and the Company undertakes no obligation to update any forward-looking statements made in this presentation to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law.

Further information on these and other factors that could affect the Company’s financial results is included in filings the Company makes with the Securities and Exchange Commission from time to time, including the section titled “Risk Factors” in the Company’s most recent Forms 20-F and 6-K. These documents are available on the SEC Filings section of the Investor Relations section of the Company’s website at: https://investor.arcoplatform.com/.

Investor Relations Contact

Arco Platform Limited

IR@arcoeducacao.com.br

https://investor.arcoplatform.com/